UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

SOLICITATION/RECOMMENDATION STATEMENT UNDER

SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)

Peerless Systems Corporation

(Name of Subject Company)

Peerless Systems Corporation

(Name of Person(s) Filing Statement)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

705536100

(CUSIP Number of Class of Securities)

Timothy E. Brog

Chairman and Chief Executive Officer

Peerless Systems Corporation

1055 Washington Boulevard, 8th Floor

Stamford, CT 06901

(203) 350-0040

(Name, address, and telephone number of person authorized to receive notices and communications on behalf of the person(s) filing statement)

Copies To:

Matthew J. Guanci, Jr.

Eric M. Kogan

Robinson & Cole LLP

280 Trumbull Street

Hartford, CT 06103

(860) 275-8200

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 1 (this “Amendment No. 1”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 (as amended and supplemented from time to time, the “Schedule 14D-9”), relating to the tender offer by Mobius Acquisition Merger Sub, Inc., a Delaware corporation (“Acquisition Sub”) and a wholly owned subsidiary of Mobius Acquisition, LLC, a Delaware limited liability company (“Parent”), to purchase all of the outstanding shares of the Company’s common stock, par value $0.001 per share, at a purchase price of $7.00 per share, net to the seller in cash without any interest and subject to any applicable withholding tax, upon the terms and subject to the conditions set forth in the Offer to Purchase dated January 13, 2015, a copy of which is attached as Exhibit (a)(1)(A) to the Tender Offer Statement on Schedule TO filed by Parent and Acquisition Sub with the Securities and Exchange Commission on January 13, 2015 (as amended and supplemented from time to time, the “Schedule TO”), and in the related Letter of Transmittal, a copy of which is attached as Exhibit (a)(1)(B) to the Schedule TO.

Except as set forth below, the information set forth in the Schedule 14D-9 remains unchanged and is incorporated herein by reference as relevant to the items in this Amendment No. 1. Capitalized terms used but not defined herein have the meanings ascribed to them in the Schedule 14D-9.

Item 4. The Solicitation or Recommendation.

Item 4 of the Schedule 14D-9 is hereby amended and supplemented as follows:

The following paragraph is hereby added immediately after the last paragraph under the heading “The Solicitation or Recommendation—Background of the Transaction” on page 16 of the Schedule 14D-9:

“At the direction of the Company Board, Westbury Group, LLC conducted the “go-shop” process on behalf of Peerless. During the Go-Shop Period, 293 parties were contacted. Of the 293 parties contacted during the Go Shop Period, 53 were strategic buyers and 240 were financial sponsors. During the Go Shop Period, Peerless entered into non-disclosure agreements with five parties (all financial sponsors). Each party contacted either notified Peerless that it would not be interested in pursuing a transaction with Peerless or did not respond. Every party that entered into a non-disclosure agreement with Peerless expressly informed Peerless that it would not submit an alternative acquisition proposal. As a result, Peerless did not receive any alternative acquisition proposals during the Go-Shop Period and the Go-Shop Period expired as of 11:59 p.m. (New York City time) on February 10, 2015.”

Item 9. Exhibits.

Item 9 of the Schedule 14D-9 is hereby amended and supplemented by inserting the following exhibit thereto:

Exhibit No.	Description
(a)(5)(D)	Press Release issued by the Company on February 11, 2015 (incorporated by reference to Exhibit 99.1 of the Company’s Current Report on Form 8-K filed with the SEC on February 11, 2015).

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

PEERLESS SYSTEMS CORPORATION

By:	/s/ Timothy E. Brog
Name: Timothy E. Brog
Title: Chairman and Chief Executive Officer

Dated: February 11, 2015

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